Free Writing Prospectus Dated January 22, 2010	Filed pursuant to Rule 433 Registration Statement No. 333-162171

Set forth herein is a copy of the press release issued by Nordic American Tanker Shipping Limited on January 22, 2010.

Nordic American Tanker Shipping Ltd. (NAT)-(NYSE:NAT) Announces Pricing of Public Offering to Provide for Further Acquisitions.

Hamilton, Bermuda, January 22, 2010

Nordic American Tanker Shipping Ltd. (the “Company”) today announced the pricing of its previously announced underwritten public offering of 4,000,000 common shares at a price of $30.50 per share. The common shares are being offered pursuant to the Company’s effective shelf registration statement. Morgan Stanley is acting as the bookrunning manager for the offering and DnB NOR Markets, Inc. is acting as co-manager of the offering. The Company expects to close the sale of the common shares on January 27, 2010, subject to customary closing conditions. The Company has granted the underwriters a 30-day option to purchase up to 600,000 additional shares to cover over-allotments.

As previously announced, the Company is conducting the offering in order to fund future acquisitions and for general corporate purposes. As of January 21, 2010, the Company owned or agreed to acquire 18 modern double-hull Suezmax tankers, including one secondhand vessel that it has agreed to acquire and expects to take delivery of no later than March 1, 2010 and two newbuildings that it expects to take delivery of in 2010. The net proceeds of the offering, together with other financing sources available to the Company are expected to enable the Company to make accretive acquisitions, based on present asset prices, of at least four additional vessels.

The Company also repeated its announcement that it expects its dividend per share in respect of the fourth quarter of 2009 to be in the region of $0.23 per share compared to a dividend of $0.10 per share for the third quarter of 2009. This estimate is based on fourth quarter 2009 charter rates for the Company’s vessels and estimated levels of operating costs. The estimated dividend per share in respect of the fourth quarter of 2009 is calculated based on a weighted average of 42,204,904 common shares outstanding during the fourth quarter of 2009. The Company expects to pay the same dividend per share in respect of the fourth quarter of 2009 for the shares sold in this offering.

Please see “Cautionary Statement Regarding Forward Looking Statements” for additional assumptions on which these estimates are based.

The average spot market rate for modern Suezmax tankers as reported by IMAREX was $13,012 per day in the third quarter of 2009 and was $23,682 per day during the fourth quarter of 2009. Generally, there is a certain time lag between the actual rates earned by the Company’s vessels and those rates quoted by IMAREX. The average spot market rates so far in 2010 are well above the rates for the fourth quarter of 2009.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful. The offering is being made by means of a prospectus and related prospectus supplement. A prospectus supplement related to the offering will be filed with the Securities and Exchange Commission. When available, copies of the prospectus and prospectus supplement relating to the offering may be obtained from the offices of Morgan Stanley at 180 Varick Street, Second Floor, New York, New York 10014, Attention: Prospectus Department or by email at prospectus@morganstanley.com.

About the Company

The Company is an international tanker company that owns 15 modern double-hull Suezmax tankers and has agreed to acquire an additional three double-hull Suezmax tankers, of which two are newbuilding Suezmax tankers and one is an existing Suezmax tanker.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to piracy, accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our Reports on Form 6-K

The Company has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement relating to this offering and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866- 803-9204. You may also request a copy of these documents by sending an e-mail to ir@nat.bm or by accessing the Company’s website at www.nat.bm and clicking on “Investor Relations.”

Contacts:

Scandic American Shipping Ltd

Manager for:

Nordic American Tanker Shipping Limited

P.O Box 56, 3201 Sandefjord, Norway

Tel: + 47 33 42 73 00 E-mail: nat@scandicamerican.com

Web site: www.nat.bm

Rolf Amundsen, Investor Relations

Nordic American Tanker Shipping Limited

Tel: +1 800 601 9079 or + 47 908 26 906

Gary J. Wolfe

Seward & Kissel LLP, New York, USA

Tel: +1 212 574 1223

Turid M. Sørensen, CFO

Nordic American Tanker Shipping Limited

Tel: + 47 33 42 73 00 or + 47 905 72 927

Herbjørn Hansson, Chairman and Chief Executive Officer

Nordic American Tanker Shipping Limited

Tel: +1 866 805 9504 or + 47 901 46 291